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	July 15, 2020	SÃO PAULO
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VIA EDGAR

Mr. Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street N.E.

Washington, D.C. 20549

RE:	Nutrition & Biosciences, Inc. Amendment No. 1 to the Registration Statement on
Form S-4/S-1 Filed June 23, 2020 (File No. 333-238089)

Dear Mr. Buchmiller:

On behalf of Nutrition & Biosciences, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the Company’s amendment no. 1 to the registration statement on Form S-4/S-1 filed with the Commission on June 23, 2020 (the “Registration Statement”) contained in your letter dated July 7, 2020 (the “Comment Letter”), we are submitting this letter containing responses to the Comment Letter. An amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof. To the extent that comments to the Registration Statement are applicable to disclosure in amendment no. 1 to the registration statement on Form S-4 (Reg. No. 333-238072) or amendment no. 1 to the Preliminary Proxy Statement on Schedule 14A filed by International Flavors & Fragrances Inc. (“IFF”) on June 23, 2020, IFF will revise such documents accordingly and is filing them via EDGAR substantially concurrently to the submission of Amendment No. 2.

Mr. Tim Buchmiller

July 15, 2020

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 2. Capitalized terms used but not defined herein shall have the same meaning set forth in Amendment No. 2.

Risk Factors

IFF is required to abide by potentially significant restrictions which could limit IFF’s ability to undertake certain corporate actions…, page 61

1.

We note your response to comment 4. Please expand your risk factor to disclose the provision in the Tax Matters Agreement requiring the consent of DuPont with respect to the issuance of IFF shares, as discussed in your response.

Response: The Company acknowledges the Staff’s comment and advises the Staff that additional disclosure has been included on page 62 of Amendment No. 2.

The combined company will have a substantial amount of indebtedness following the Transactions..., page 72

2.

We note your response to comment 7, which we reissue in part. Please expand your risk factor to highlight the risks associated with the step downs in the leverage ratios described in the first paragraph on page 280.

Response: The Company acknowledges the Staff’s comment and advises the Staff that additional disclosure has been included on page 73 of Amendment No. 2.

Information on IFF

Directors and Officers of IFF Before and After the Transactions, page 118

3.

We note your revised disclosure in response to comment 10. We also note your disclosure that the board of directors of IFF following the transaction will consist of 13 members that will be comprised of 7 current IFF directors and 6 individuals selected by the DuPont board of directors. Although we note that you have identified 3 of the individuals to be selected by the DuPont board of directors, it appears that you have not yet identified the remaining 3 individuals to be selected by the DuPont board or identified the 7 directors from IFF’s current board of directors who will serve as directors of the combined company. When such information is known, please continue to revise your disclosure in response to comment 10.

Mr. Tim Buchmiller

July 15, 2020

Response: We acknowledge the Staff’s comment. Each of DuPont and IFF are in the process of identifying the additional individuals whom DuPont and IFF, respectively, will designate for appointment to the board of directors of the combined company at the effective time of the Merger. To the extent any such individuals are identified prior to the effectiveness of the registration statements of the Company and IFF, the Company and IFF will revise their disclosures accordingly. To the extent any such individuals are identified following the effectiveness of the registration statements of the Company and IFF, details regarding these individuals will be provided by IFF in a Current Report on Form 8-K following any public announcement of their selection or following their appointment as directors.

Historical Market Price Data and Dividend Information

DuPont Dividend Policy, page 133

4.

We note your response to comment 11. Under an appropriate heading in the section “Questions and Answers about the Exchange Offer,” please expand your disclosure to include the impact of the Transactions on DuPont’s dividend policy, as discussed on page 133.

Response: The Company acknowledges the Staff’s comment and advises the Staff that additional disclosure has been included on page 23 of Amendment No. 2.

We hope that the foregoing and the revisions to the Registration Statement have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 735-3743 or by email at Brandon.VanDyke@skadden.com.

Sincerely,

/s/ Brandon Van Dyke

Brandon Van Dyke
Partner
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Tara Harkins, Securities and Exchange Commission

Kevin Kuhar, Securities and Exchange Commission

Christine Westbrook, Securities and Exchange Commission

Erik T. Hoover, Nutrition & Biosciences, Inc.

Anne Chwat, International Flavors & Fragrances Inc.

Kyle A. Harris, Cleary Gottlieb Steen & Hamilton LLP